SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SCICLONE PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

80862K104
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1902 Downey Street
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
Telephone No.: 540-633-7971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219

June 7, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
or 13d-1(g), check the following box [X].

Page 1 of 6 Pages

CUSIP No. 80862K104	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randal J. Kirk

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7.	SOLE VOTING POWER 322,500

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,677,500*

EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 322,500

	10.	SHARED DISPOSITIVE POWER 2,677,500*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%

14.	TYPE OF REPORTING PERSON IN

*
The Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person.

This Statement on Schedule 13D is being filed by Randal J. Kirk (the “Reporting Person”), a citizen of the United States, to report the beneficial ownership of shares of common stock, no par value per share (the “Common Stock”), of SciClone Pharmaceuticals, Inc., a California corporation (the “Issuer”). As described in this statement, certain shares of Common Stock included in this statement are directly beneficially owned by one of the following entities, each of which is controlled by the Reporting Person: (i) Kirkfield, L.L.C., a Virginia limited liability company, (ii) Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership, and (iii) RJK, L.L.C., a Virginia limited liability company. The Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, no par value per share (the “Common Stock”), of SciClone Pharmaceuticals, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer is located at 901 Mariner’s Island Boulevard, Suite 205, San Mateo, California 94404.

Item 2.     Identity and Background.

(a)-(c), (f)    This statement is being filed on behalf of Randal J. Kirk (the “Reporting Person”), a citizen of the United States. The Reporting Person’s principal occupation is investor, and his business address is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141.

(d)-(e)    During the last five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Person used approximately $1,598,215 of personal funds to purchase the shares of Common Stock reported as being directly beneficially owned by him in Item 5(a) hereof. Kirkfield, L.L.C., a Virginia limited liability company (“Kirkfield”), used approximately $1,642,924 of working capital to purchase 410,000 of the shares of Common Stock reported as being directly beneficially owned by it in Item 5(a) hereof. New River Management Company, L.L.C., a Virginia limited liability company controlled by the Reporting Person (“NRMC”), used approximately $1,785,364 of working capital to purchase 267,500 of the shares of Common Stock reported as being directly beneficially owned by Kirkfield in Item 5(a) hereof. NRMC transferred these shares to Kirkfield on February 15, 2002. Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership (“Kirk 2000”), used approximately $4,649,177 of working capital to purchase the shares of

Page 3 of 6 Pages

Common Stock reported as being directly beneficially owned by it in Item 5(a) hereof. RJK, L.L.C., a Virginia limited liability company (“RJK”), used approximately $2,600,000 of working capital to purchase the shares of Common Stock reported as being directly beneficially owned by it in Item 5(a) hereof.

Item 4.    Purpose of Transaction.

The Reporting Person’s purpose in purchasing the Common Stock reported in Item 5(a) hereof is for investment purposes and as described in the following paragraph. The Reporting Person from time to time intends to review his continuing investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, he may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Although the Reporting Person has no immediate intention to influence or direct the Issuer’s affairs, modify its corporate structure or interfere with the business decisions of its management, the Reporting Person is interested in communicating from time to time with the Issuer’s board of directors and/or management to discuss potential strategic and business opportunities.

Except as set forth above, the Reporting Person has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Person may formulate plans or proposals with respect to one or more of the foregoing in the future.

Page 4 of 6 Pages

Item 5.    Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of shares of Common Stock to which this statement relates is 3,000,000 shares, representing 8.1% of the 36,847,524 shares of Common Stock outstanding as reported by the Issuer on June 10, 2002 in the Issuer’s Prospectus Supplement to Prospectus Dated May 22, 2002, dated as of June 7, 2002, as amended on June 10, 2002 (the most recent available filing by the Issuer with the Securities and Exchange Commission). The Reporting Person directly beneficially owns 322,500 shares of Common Stock to which this statement relates. The remaining shares of Common Stock to which this statement relates are directly beneficially owned by entities that are controlled by the Reporting Person as follows: (i) 677,500 shares by Kirkfield, (ii) 1,000,000 shares by Kirk 2000 and (iii) 1,000,000 shares by RJK. The Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person.

(b)  The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Common Stock reported as being directly beneficially owned by him in Item 5(a) hereof. With respect to the shares of Common Stock reported as being directly beneficially owned by each of the entities controlled by the Reporting Person in Item 5(a) hereof, the Reporting Person has, together with each such entity, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of such shares of Common Stock.

(c)  The only transaction in shares of Common Stock effected during the past 60 days by the Reporting Person or any of the entities controlled by the Reporting Person named Item 5(a) hereof was the purchase by RJK on June 7, 2002 of 1,000,000 shares of Common Stock at a per share purchase price of $2.60 in a direct offering by the Issuer under a shelf registration.

(d)  Not applicable.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2002	/s/ Randal J. Kirk Randal J. Kirk

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